Exhibit 99.15

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS 2017

TAKE NOTICE that the Annual General Meeting of shareholders (the “Meeting”) of Tower One Wireless Corp. (Formerly Pacific Therapeutics Ltd.) (the “Company”) will be held at 1050 West Pender Street, 11th Floor, Vancouver, BC, on July 6, 2017 at 11:00 a.m. for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2016 and the report of the auditors thereon;

2.	to fix the number of directors for the ensuing year at five (5);

3.	to elect directors of the Company for the ensuing year;

4.	to appoint Manning Elliott LLP, Chartered Professional Accountants, as auditors for Company for the ensuing year and to authorize the directors to fix their remuneration;

Further information regarding the above items is set out in the Management Information Circular (the “Circular”) accompanying this Notice of Annual General Meeting of Shareholders. Only shareholders of record at the close of business on June 1, 2017 are entitled to notice of and to attend and vote at the Meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting in person may vote their shares by completing, signing and returning the accompanying form of proxy to the transfer agent of the Company, Computershare Investor Services Inc., no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or by completing, signing and delivering the accompanying form of proxy to the Chairman of the Meeting prior to its commencement.

Information with respect to voting by non-registered beneficial shareholders is included in the Circular. Non-registered beneficial shareholders should seek instructions on how to vote their shares from their broker, investment dealer, bank, trust company or other intermediary.

DATED at Vancouver, BC on June 1, 2017

ON BEHALF OF THE BOARD OF DIRECTORS

“/s/“Brian Gusko”
Brian Gusko,
Chairman